

July 8, 2010

Bo Falkman
President
Turnpoint Global, Inc.
409 West 119th Street South
Jenks, Oklahoma 74037

Re: **Turnpoint Global, Inc.**
Registration Statement on Form S-1
Filed June 9, 2010
File No. 333-167401

Dear Mr. Falkman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your Director, Ted D. Campbell, II was the Chief Executive Officer of TimberJack Sporting Goods until he resigned on November 18, 2008, when the company completed a change of control transaction. Mr. Campbell is also a selling shareholder on a Form S-1 filed by Healthmed Services Ltd. on July 21, 2008. Mr. Campbell is also identified on the cover page as agent for several registrants. Many of these companies are in the development or initial stages of operations, have received no revenue, have incurred net losses, have no full-time employees beyond their sole officer and director, and have paid no compensation.

   In light of this track record, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419. Rule 419, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."

Registration Cover Page

2. On your cover page you identified 3999 as your Standard Industrial Classification Code (SIC). However, it appears that SIC 2870 is more appropriate based on your intended line of business. Please revise your future filings accordingly.

3. We note that you have not marked the box indicating that the securities you are registering are being offered on a delayed or continuous basis pursuant to Rule 415. However, from a description of the offering, it appears that you are offering the securities on a delayed or continuous basis. Please revise your registration statement cover page or advise us why you believe that this is not an offering being made under Rule 415.

Prospectus Cover Page

4. We note that you intend to sell your shares at a price of $0.05 per share. Please revise your cover page and the remainder of your registration statement to clearly state that you will sell your shares at the fixed priced for the duration of the offering.

Item 3- Summary Information and Risk Factors, page 4

Business Overview, page 4

5. You state that you lack a stable customer base. However, since you have generated no revenues it would appear that you have no customers. Please revise to state, if true, that you have no customer base or tell us why it is not appropriate for you to do so. Please also apply this comment to your "Business Summary" section that begins on page 18 and to the risk factor at the bottom of page 10, where you indicate that you have no "*significant* sales" (emphasis added).

6. Please provide the basis for your belief that you believe that recurring revenues from sales of services will be sufficient to support your ongoing operations.

7. You state that you are in discussions with various market makers to have them apply on your behalf to have your common stock quoted on the Over-the-Counter Bulletin Board. Please revise your disclosure here and throughout your prospectus to state that there is no guarantee that you will find a market maker willing to make an application on your behalf.

Risk Factors, page 7

8. You stated in the penultimate sentence of the second full paragraph in this section that "some of the factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this document." Please revise this statement to eliminate any indication that this section does not include all of the material risks that makes the offering speculative or risky. If risks are not deemed material, you should not reference them.

9. It appears that the third paragraph on page 7 is a risk factor that does not include a heading. It also appears that this risk factor appears as the fourth risk factor on page 10. Please revise your filing accordingly.

10. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

    *   The Costs, Expenses and Complexity of SEC reporting…, page 8;

    *   The Company may not be able to Generate Revenues, page 8;

    *   Failure by the Company to Anticipate and Respond to Changes in…, page 11.

    Please note these are examples only. Review your entire risk factor section and revise as appropriate.

Purchasers in this Offering Will Have No or Limited Control Over Decision…page 7

11. You state that "Delaware law could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company." Please disclose those provisions and briefly discuss their potential effect.

Item 4 – Use of Proceeds, page 12

12. You state that if the offering does not reach the maximum and the total proceeds are less than those indicated in the table, you will have the discretion to apply the available net proceeds to various indicated uses within the dollar limits established in the table. Please clarify the instances in which you will have discretion to apply the available net proceeds. For example, please state if by "total proceeds are less than those indicated in the table" you mean total proceeds are below the maximum, between the minimum and the maximum or below the minimum. Also, please clarify what "dollar limits" you are referring to in this instance.

Item 6 – Dilution

13. The table on page 13 indicates that your book value per share before the offering is different for a minimum offering versus a maximum offering. Please revise your table accordingly and confirm to us that your calculations are correct.

Item 8 - Plan of Distribution, page 14

14. You state that "[t]o date, we have made no effort to obtain listing or quotation of our securities on a national stock exchange or association." However, on page 4 under "Business Overview" you state that you are currently in discussions with various market markers to have them apply for your quotation on the Over-the-Counter Bulletin Board. Please revise your disclosure to ensure that it is consistent and, to the extent you intend to seek quotation on the Over-the-Counter Bulletin Board, briefly indicate the difference between being quoted on the Over-the-Counter Bulletin board and being listed on a national stock exchange.

15. Also, your reference to "they" where you refer to Bo Falkman's exemption pursuant to Rule 3a4-1 is unclear. Please revise.

16. Please revise to advise readers how you intend to make them aware of any extension you may seek to the termination of the offering.

Item 9 – Description of Securities to be Registered, page 16

17. You state in the third paragraph that all shares "subject of this offering, when issued will be validly issued, fully paid for, non assessable." This a legal opinion that only counsel can provide. Please either delete this statement or indicate that it is the opinion of legal counsel and direct readers to the legal opinion.

Interest of Named Experts and Counsel, page 17

18. We note your accounting firm has consented to the reference of their firm under this caption and you have not provided disclosure pursuant to Item 509 of Regulation S-K as to the report provided by M&K CPAS, PLLC. Please advise or revise accordingly.

Item 11 – Information With Respect to the Registrant, page 18

19. In some places in this section you use terms that are industry-specific jargon. For example, you use the terms "pitch" and "alginates." Please revise to provide context for these terms and any other industry specific terms included in your prospectus so that a reader not familiar with your industry can understand your use of these terms.

Business Summary, page 18

20. You state that "[t]he Company believes that, if it obtains the minimum proceeds from this offering, it will be able to implement the business plan and conduct business pursuant to the business plan for the next 12 months." Please include a statement in narrative form indicating your opinion as to whether in the next six months it will be necessary to raise additional funds to meet the expenditures required for operating your business. Please include the specific reasons for your opinion, the categories of expenditures and the sources of cash resources.

21. Please clarify in what geographic areas you intend to market your products and conduct your operations.

22. Also, it appears that you may have non-U.S. resident officers and directors. If applicable, in an appropriately captioned subsection of the business section, or in the risk factor section, please disclose an investor's ability:

    • to effect service of process within the United States against any of your non-U.S. resident officers or directors;

    • to enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws against any of the above referenced foreign persons in the United States;

    • to enforce in a foreign court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the above foreign persons; and

    • to bring an original action in a foreign court to enforce liabilities based upon the U.S. federal securities laws against the above foreign persons.

23. Please discuss the competitive business conditions, your competitive position in the industry and the methods of competition. Please refer to Item 101(h) of Regulation S-K.

24. You state in the first paragraph that your business idea is "to identify and/or initiate and develop niche products for sports…" On page 23 under "Plan of Operation" it states that your management does not expect to conduct any research and development. Please revise your disclosure to resolve the inconsistency in your disclosure. Also, please discuss in greater detail what you mean when you state that you will develop the niche products you describe in this section.

25. Please revise this discussion to expand upon how you will attract customers to your business and how you will make them aware of your products and services. For example, your Use of Proceeds indicates that you plan to develop a web-site, however, it is not clear how you intend to utilize the web-site, if at all, in marketing your products. Please also explain how you intend to utilize the marketing expenses you have allocated for use.

Business Vision and Concept, page 18

26. You state that you anticipate "partnering" on projects. Please elaborate on what you mean by "partnering." Also, please disclose if you have partnered with anybody to date and, if so, please describe the material terms of the partnership and file as an exhibit to your filing any material agreements regarding the partnership. If you have begun discussions on possible partnerships, but have yet to reach an agreement, please discuss the current status of your discussions and the material aspects of the discussions.

27. Please describe how your intended line of business will "focus on environmental awareness."

Business Objectives and Strategy, page 18

28. Please describe how your intended line of business will allow you to create an advantage to society by focusing on solutions that contribute to a sustainable development for the public health and environment and create new solutions that more efficiently protect the environment and reduce the impact of climate change.

29. You state "[t]he Company aims at a substantial expansion in the next five years both in turnover and EBITDA." Please define what you mean by "substantial expansion" and the basis for your belief since you have yet to commence operations or earn any revenue.

30. Since you have no revenues and limited or no assets, please discuss in greater detail how you will develop the company by entering new markets, acquire new companies and develop design and eventually own facilities for sport and leisure with long term rental agreements. Also, please disclose if you currently have any intent to merge or acquire another company.

Business Units, page 18

31. Under "Business Units" you indicate that you will be organized in the following three business units: clean technology products, consultancy, and real estate development. However, you have not described your "real estate development" line of business in this section. Please revise your prospectus including this section and your "Plan of Operation" section to clearly describe the business(es) you intend to conduct, including your real estate development business, focusing upon your dominant segment.

Product Development, page 19

32. Please discuss when and how you plan on developing relationships with suppliers of the soil improvement products, sports surfaces and insulation material. If you have entered into material contracts or agreements with the suppliers of the soil improvement products, sports surfaces and insulation materials, please file them as exhibits and summarize them in this section.

Clean Technology Products, page 19

33. Please discuss in greater detail why your products are considered "clean" products versus other products in your industry.

Soil Improvement Products, page 19

34. You state that you will be a "concessionary" for products developed and patented by Tilco Biochemie GmBh. Please define "concessionary" and discuss the material aspects of such a relationship.

Sport Surfaces, page 19

35. Please disclose who manufactures the products you describe in this section and who your supplier will be. Your description of the product you intend to offer is sufficiently descriptive that it would appear that it already exists and does not need to be developed by you. If true, you should remove all references in your prospectus to your "development" of products and clearly indicate, if true, that you plan to market these products on behalf of other manufacturers. If these products do not yet exist, please describe in detail how you plan to develop the products.

36. You state that "[d]ue to the use of sand and alginates, we have the benefit of being a cost leader in many years to come and still be able to put on a significant margin on each pitch." Please revise your disclosure to indicate why the use of sand and alginates will allow you to be a cost leader for many years to come. Also, please indicate what you mean by "significant margin."

37. You make several statements at the bottom of page 19 and the top of page 20 regarding the potential market for this product. For instance, you state that "[t]he market for the standard pitch based on sand and alginates are huge. In Scandinavia alone, there are more than 9,000 soccer fields, and many of them have severe problems due to wear and tear and winter damages caused by the harsh climate. TGI estimates that the potential market for restoring old natural turf pitches and new constructions are more than 1,800 pitches over the next 10 years." You also state that "[t]he market for this system is approximately 400 clubs in Europe and a similar amount in North America." Please provide us with sources, appropriately marked and dated, for these factual statements and any other factual statements you make throughout your document or characterize the statement as your belief and provide us with the basis for your belief.

Insulation Material, page 20

38. Please disclose who manufactures the insulation material that you describe in this section and who your supplier will be. In doing so, please explain the terms of any supply arrangement you expect to enter into including whether you will be the exclusive marketer of this product.

Business Consultation, page 20

39. You state that "we will within our areas of operation be the preferred know-how and resource center for other players in the industry." Please discuss in reasonable detail the basis of your belief that you will be the "preferred know-how and resource center" and revise this statement to clearly indicate that this is your belief.

Description of Property, page 20

40. Please disclose if this property is adequate for your current level of operations.

Legal Proceedings, page 21

41. Please ensure that your disclosure reflects your consideration of all of the types of proceedings set forth in Item 401(f) of Regulation S-K. For example, you indicate that Bo Falkman has not been convicted in any criminal proceeding, but you do not indicate if he is currently the subject of a criminal proceeding. Alternatively, you may omit this disclosure and only describe the existence of any event described in Item 401(f) that occurred during the past ten years and that are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of you. Please refer to Item 401(f) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results…, page 23

42. Please revise to discuss the facts and circumstances that led to your accountant's report containing substantial doubt about your ability to continue as a going concern and management's viable plans to overcome this uncertainty. Your discussion of management's plans should include a detailed description of the sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing.

43. Please revise to explain the expenses you incurred with respect to related party services.

44. Please discuss in detail your plan of operations for the next twelve months. Include detailed milestones of your business plan, such as when you anticipate generating sustained revenues, the costs associated with each milestone, and the time frame for implementing each milestone. To the extent not included in the description of your business plan, please disclose the following:

- when and how you plan on developing relationships with suppliers of the soil improvement products, sports surfaces and insulation material;

- where and how the product(s) will distributed and marketed;

- the human resources needed and costs involved in distributing and marketing the product(s); and,

- how you will price your products and services.

    Please refer to Item 303 of Regulation S-K, Question 110.01 of the Compliance and Disclosure Interpretations at Regulation S-K and our Release 33-8350 available on our website at www.sec.gov/rules/interp/33-8350.htm.

Directors, Executive Officers, Promoters and Control Persons, page 24

45. Please revise this section and your signatures to clearly identify the positions that Bo Falkman holds with you. In this section, Bo Falkman is identified as your "President, Secretary, Treasurer, and Director." However, Bo Falkman also signed your filing as your Chief Executive, Financial and Accounting Officer.

Background of Directors, Executive Officers, Promoters and Controls Persons, page 24

46. Please revise this section and the preceding section titled "Directors, Executive Officers, Promoters, and Controls Persons" to clearly identify the positions of each person listed. For instance, these two sections are inconsistent with respect to who serves as your secretary.

47. Please provide additional detail regarding the experience of Mr. Falkman and Mr. Olsson including their principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Please refer to Item 401(e)(1) of Regulation S-K.

48. Please revise this disclosure to disclose each director's specific experience, qualifications, attributes, or skills that led you to the conclusion that he should serve as your director in light of your business and structure as required by Item 401(e)(1) of Regulation S-K.

49. You state that Mr. Falkman is currently the Chairman of the Board in 5 Swedish and Norwegian companies. If any of these companies have a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or is registered as an investment company under the Investment Company Act of 1940, please name such companies. Please refer to Item 401(e)(2) of Regulation S-K.

50. Please indicate the length of time that Mr. Campbell has served as the President of Grow Public, Inc. If Mr. Campbell has served in this position for less than the past five years, please revise your disclosure to briefly describe the business experience of Mr. Campbell including his principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which such

occupations and employment were carried on. Please refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 26

51. Your "Summary Compensation Table" indicates that you paid Bo Falkman $12,000 for fiscal year 2010. Under "Employment Contracts and Officers' Compensation" you state that you have not paid compensation to any officer. Your "Summary Compensation Table" should provide the compensation of the named executive officers for each of the registrant's last two completed fiscal years. If you did not pay Mr. Falkman $12,000 for the last completed fiscal year, please revise your Summary Compensation Table accordingly. Otherwise please revise your disclosure under "Employment Contracts and Officers' Compensation." Please refer to Item 402(c) of Regulation S-K.

Employment Contracts and Officers' Compensation, page 26

52. You state that you plan on paying Bo Falkman $12,000 during calendar year 2008. As this is calendar year 2010, please revise or advise.

Certain Relationships and Related Transactions, page 27

53. Please disclose in this section the information required under Item 404(a) of Regulation S-K for the shareholder loan to the company in the amount of $810.00 disclosed in Note 4 to the financial statements.

Financial Statements

Statement of Operations, page 33

54. You disclose on page 26 that Mr. Falkman's salary of $12,000 will accrue until such time as cash flow is sufficient to cover the expense. Please explain why no salary expense has been accrued from inception to March 31, 2010 or revise.

Note. 1. Summary of Significant Accounting Policies

Nature of Business, page 36

55. The fourth paragraph of the report of your independent registered public accounting firm indicates you have suffered recurring losses from operations which appears inconsistent with disclosure here stating you are currently developing a business plan and were recently incorporated on February 17, 2010. Please revise as appropriate to clarify whether planned principal operations have commenced. Please refer to FASB ASC 915-10-05.

Note 3. Going Concern, page 41

56. We reference your discussion regarding your ability to continue as a going concern. Please revise to include prominent disclosure of the financial difficulties giving rise to that uncertainty. Discussion of a viable plan that has the capability of removing the threat to the continuation of the business must be included. The plan may include a "best efforts" offering so long as the amount of minimum proceeds necessary to remove the threat is disclosed. The plan should enable you to remain viable for at least the 12 months following the date of the financial statements being reported on. If management has no viable plan, the use of going concern financial statements may be inappropriate and liquidation-basis financial statements may be necessary or the classification and amounts of assets and liabilities may need to be adjusted. Please refer to FRC 607.02.

57. We note you anticipate you will be dependent on "additional" investment capital to fund operating expenses and you intend to position yourself so that you may be able to raise "additional" funds through capital markets. Please revise to clarify the source and amount of your initial capital investments and funding to date.

58. Please expand your disclosure to explain what you mean by "limited liquidity" as you have no assets reported.

Item 14 – Indemnification of Directors and Officers, page 43

59. Please revise this section to clarify the general effect of any Delaware statute under which your directors or officers are insured or indemnified against liability they may incur in their capacity as such. Currently, the disclosure is not clear the extent to which you may indemnify your officers or directors under Delaware corporate law.

Undertakings, page 44

60. We note that you provided the undertaking required under Item 512(a)(1) of Regulation S-K. However, it appears that you omitted a portion of the undertaking. For example, in paragraph (1)(ii) you omitted the phrase "after the effective date of the registration statement" from the first sentence. Also, you omitted a portion of paragraph (1)(iii). Please revise your registration statement to include the entire undertaking.

61. In paragraphs (4) and (5) you refer to "small business issuer" rather than "registrant." Please revise your undertakings to refer to "registrant" rather than "small business issuer."

Signatures, page 46

62. Your registration statement is not signed as provided in Form S-1. In this regard, we note that a majority of your board of directors did not sign the form. Please have your

registration statement signed by at least a majority of the board of directors or persons performing similar functions. Please refer to Form S-1.

Exhibits

General

63. Please file a copy of your stock certificate and any other instruments that defines the rights of security holders. Please refer to Item 601(b)(4) of Regulation S-K.

Exhibit 5 – Opinion on Legality

64. The legal opinion states that "[w]e express no opinion with regard to the applicability or effect of the law of any jurisdiction other than, as in effect on the date of this letter, (A) the internal laws of the State of Delaware…" The reference to the internal laws of the state of Delaware should include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise or have counsel confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement. Alternatively, please revise to remove your reference to "internal" laws.

65. In the second paragraph, the legal opinion states that legal counsel assumed the truth, accuracy and completeness of the information, representations and warranties contained in the records, documents instruments and certificates they reviewed. The legal opinion also states in the fourth paragraph that counsel relied upon representations by the officers of the company with respect to certain factual matters bearing on the opinion and counsel did not independently investigate any of such factual matters. Please note that solely relying upon representations by the officers as to facts that are readily ascertainable is not appropriate. Please revise accordingly or explain.

66. Please either remove the words "as in effect on the date of this letter" in the third paragraph or confirm that you will re-file an opinion on the day you want the registration statement to go effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donna DiSilvio, Senior Staff Accountant at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

Assistant Director
H. Christopher Owings